UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)
 Common Units
(Title of Class of Securities)
 293792-10-7
(CUSIP Number)

Richard H. Bachmann
1100 Louisiana Street
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

April 29, 2009
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification Dan L. Duncan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		13,890,636

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		141,841,072

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,890,636

WITH	10	SHARED DISPOSITIVE POWER

		141,841,072

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	155,731,708

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	33.5%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.) 54-2093702

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		126,059,393

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		126,059,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	126,059,393

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.1%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		126,059,393

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		126,059,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	126,059,393

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.1%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D/A

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON; S.S. or IRS Identification EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		126,059,393

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		126,059,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	126,059,393

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.1%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification EPCO, Inc. (formerly Enterprise Products Company) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		126,059,393

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		126,059,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	126,059,393

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.1%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSONS S.S. or IRS Identification Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,670,925

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		13,670,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,670,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.9%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSONS S.S. or IRS Identification Enterprise GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,670,925

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		13,670,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,670,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.9%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSONS S.S. or IRS Identification DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		487,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		487,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	487,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

Item 1. Security and Issuer.
     This Amendment No. 8 on Schedule 13D/A (“Amendment No. 8”) is being filed by Dan L. Duncan, a citizen of the United States of America residing in Houston, Texas (“Dan Duncan”), DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings, L.P.), a Delaware limited partnership (“DFIDH”), Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), EPCO, Inc. (formerly Enterprise Products Company), a Texas corporation (“EPCO”), Dan L. Duncan LLC, a Texas limited liability company (“DDLLC”), Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”) and DD Securities LLC, a Texas limited liability company (“DD Securities,” and together with Dan Duncan, DFIDH, DFI, EPCO Holdings, EPCO, DDLLC and EPE, the “Reporting Persons”), to amend the Schedule 13D originally filed on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 15, 2003, Amendment No. 2 thereto, filed December 19, 2003, Amendment No. 3 thereto, filed June 2, 2004, Amendment No. 4 thereto, filed August 20, 2004, Amendment No. 5 filed on April 13, 2005, Amendment No. 6 filed on February 15, 2007 and Amendment No. 7 filed on February 29, 2008 (the “Original Schedule 13D”).
     Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D is hereby amended to add the following:
     In February 2009, the Reporting Persons acquired an aggregate of 3,225,181 common units of Enterprise Products Partners L.P. (“EPD”), including 3,014,526 units acquired by DFI, pursuant to EPD’s dividend reinvestment program at approximately $21.44 per common unit. The sources of the funds used to purchase these common units were the quarterly cash distributions paid by EPD on those dates with respect to the common units held by the purchasers.
Item 4. Purpose of the Transaction.
     Item 4 of the Original Schedule 13D is hereby deleted in its entirety and the following information is substituted in lieu thereof:
     Dan L. Duncan and affiliates controlled by him, including the reporting persons in this Schedule 13D, review their holdings in EPD on a continuous basis. The reporting persons may at any time determine to acquire additional EPD common units, sell all or part of its holdings in EPD, or engage or participate in a transaction or series of transactions with the purpose or effect of influencing control over EPD.
     Mr. Duncan and affiliates controlled by him directly or indirectly control the general partners of EPD, TEPPCO Partners L.P. (“TEPPCO”), Enterprise GP Holdings L.P. (“EPE”), and Duncan Energy Partners L.P. (“DEP,” and collectively with TEPPCO, EPE and EPD, the “Public Partnerships”). As such, Mr. Duncan and these affiliates control these publicly traded partnerships, subject only to limitations set forth in their partnership agreements. Limitations may include review and approvals of certain transactions by the Audit, Conflicts and Governance Committees of the general partners of the Public Partnerships (the “ACG Committees”).
     Mr. Duncan and affiliates controlled by him, including the Public Partnerships, also regularly consider strategic transactions, which transactions may be with third parties or related parties. Subject to any requisite approvals of independent directors on ACG Committees or limitations under the applicable partnership agreements, such transactions may take place at any time with or without prior notice to unitholders of the Public Partnerships. These transactions may include, without limitation, (1) entering into one or more privately negotiated transactions for the purchase or sale of units representing limited partner interests, (2) effecting open market purchases of units representing limited partner interests, (3) making a tender or exchange offer for some or all of the units representing limited partner interests, (4) seeking a merger, sale of assets or other form of business combination involving one or more of these entities or their general partners, or (5) taking other actions that could have the purpose or effect of directly or indirectly influencing control over these entities.
     Management of EPD, after consultation with the Audit, Conflicts and Governance Committee of its general partner, has initiated discussions with the Audit, Conflicts and Governance Committee of TEPPCO regarding the feasibility of a potential combination of EPD and TEPPCO. The consideration initially proposed by EPD in a letter dated March 9, 2009 included consideration of 1.043 EPD common units for each issued and outstanding TEPPCO unit and cash equal to $1.00 per TEPPCO unit. Based on the current number of outstanding TEPPCO units, this consideration for TEPPCO units would consist of an aggregate of approximately 109.5 million EPD common units and $105 million in cash. The proposed consideration for TEPPCO units set forth in the letter by EPD provided a basis for commencing discussions and further evaluations of the investment potential of a business combination.
     The initial letter from EPD did not specify consideration to be paid for TEPPCO’s general partner interests, including incentive distribution rights, or other financial terms or conditions. TEPPCO’s general partner interests are owned by Texas Eastern Products Pipeline Company, LLC. EPE is the owner of the general partners of each of EPD and TEPPCO, and it currently owns approximately 3.0% of the outstanding common units of each of EPD and 4.2% of the outstanding units of TEPPCO. Accordingly, the Reporting Persons expect definitive terms of any such combination will also require the approval of the ACG Committees. The Reporting Persons cannot predict whether any terms of a potential combination will be agreed upon initially by the ACG Committees of EPD and TEPPCO, or whether any potential combination if agreed upon by EPD and TEPPCO would be acceptable to the board of directors of EPE’s general partner or its ACG Committee. Similarly, the Reporting Persons cannot predict whether any other Reporting Persons will support the terms of any potential combination, if any are proposed. The Reporting Persons believe that any combination of TEPPCO in which it is acquired by EPD, if approved and recommended by their general partners and ACG Committees, will also require the approval of TEPPCO unitholders in accordance with its partnership agreement.
     At this time, the Reporting Persons believe EPD has not received any counteroffer from TEPPCO. The Reporting Persons and their affiliates may respond to inquiries by TEPPCO, EPD, EPE, their Audit, Conflicts and Governance Committees or their representatives. The Reporting Persons do not intend to update additional disclosures in its Schedule 13Ds regarding any plans or proposals made by EPD or TEPPCO unless or until definitive terms have been reached by these parties, or unless disclosure is otherwise required.
     EPD does not currently own any TEPPCO units.
     Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits.
     Item 7 of the Original Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

99.1	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.2	Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 8, 2005 (incorporated by reference to Exhibit 3.1 to Form 8-K filed August 10, 2005).

99.3	Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank. (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.4	First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.5	Joint Filing Agreement among the Reporting Persons dated February 29, 2008 (incorporated by reference to Exhibit 99.5 to EPD’s Schedule 13D/A filed with the Commission on February 29, 2008).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2009	/s/ Dan L. Duncan

Dan L. Duncan

Dated: April 29, 2009	DFI DELAWARE HOLDINGS L.P.

	By:	DFI Delaware General, LLC,
Its general partner

	By:	/s/ Darryl E. Smith

Darryl E. Smith
Manager

Dated: April 29, 2009	EPCO, Inc.

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President

Dated: April 29, 2009	DUNCAN FAMILY INTERESTS, INC.

	By:	/s/ Darryl E. Smith

Darryl E. Smith
Treasurer

Dated: April 29, 2009	DAN DUNCAN LLC

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President and Manager

Dated: April 29, 2009	DD SECURITIES LLC

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President and Manager

Dated: April 29, 2009	EPCO HOLDINGS, INC.

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President

Dated: April 29, 2009	ENTERPRISE GP HOLDINGS L.P.

	By:	EPE HOLDINGS, LLC, its General Partner

	By:	DAN DUNCAN LLC, its Sole Member

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President and Manager